Mail Stop 3010

July 13, 2009

Mr. Jeffrey H. Foster
Chief Accounting Officer
DuPont Fabros Technology, Inc.
1212 New York Avenue, NW
Washington, DC 20005

Re: **DuPont Fabros Technology, Inc.**
        Form 10-K for the year ended December 31, 2008
        Form 10-Q for the quarter ended March 31, 2009
        File No. 1-33748

Dear Mr. Foster:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Year Ended December 31, 2008

Tenant Diversification, page 6

1.   We note your disclosure on pages 6 and 70 that you only have two tenants that account for more than 10% of your consolidated revenue. For those tenants that account for 10% or more of your annualized base rent or total kW capacity, please tell us the principal provisions of their leases, including rental per annum, expiration date, and renewal options. Please confirm that you will provide similar disclosure in future filings.

Risk Factors, page 12

2.   Please provide a risk factor that addresses the possibility that you may have REIT taxable income in excess of income from operating activities, which would require you to fund distributions from other sources in order to maintain your qualification as a REIT. Describe all other possible sources of funds for distributions, such as proceeds from the sale of assets or borrowings. Discuss the risks associated with using funds other than income from operations to fund your distribution payments. Provide this disclosure in future filings and include draft disclosure with your response letter.

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities, page 31

3.   Please tell us the source of funds used to make your distribution payments in 2008.

Exhibit 10.13

4.   We note that exhibit 10.13, the Safari Ventures credit agreement dated August 7, 2007, only lists and does not include the exhibits and schedules listed on pages ix and x. Please refer to Item 601(b)(10) of Regulation S-K and tell us why you have not included in the listed exhibits and schedules to the credit agreement.

Exhibits 31.1 and 31.2

5.   We note that it appears you are required to comply with Items 308(a) and 308(b) of Regulation S-K. However, you continue to omit the introductory language in paragraph 4 and paragraph 4(b) referring to internal control over financial reporting in your certifications in Form 10-K, and the introductory language in paragraph 4 referring to internal control over financial reporting in your certifications in Form 10-Q for the period ended March 31, 2009. Please either amend your Form 10-K and Form 10-Q to include corrected certifications, or tell us why the company is not required to include the referenced language. In addition, please include the language "(or persons performing the equivalent functions)" in the introductory language in paragraph 5. Please note that you may file abbreviated amendments that consist of a cover page, explanatory note, signature page, and paragraphs 1, 2, 4, and 5 of the certifications.

Schedule 14A filed April 3, 2009

Short-Term Cash Compensation, page 21

6.   We note that Messrs. Foster, Wetzel, and Montfort received short-term cash
compensation. Please tell us if the financial performance considerations were
based on predetermined goals. If so, please describe and quantify those goals,
explain how they were measured, and discuss how actual performance compared
to the goals. Confirm that you will provide similar disclosure in future filings.

                                                *****

        Please respond to these comments via EDGAR within 10 business days or tell us
when you will provide us with a response. Please understand that we may have
additional comments after reviewing your responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Exchange Act of 1934 and that they have provided all information
investors require for an informed investment decision. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a
statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the
filing;

- staff comments or changes to disclosure in response to staff comments do not
foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding
initiated by the Commission or any person under the federal securities laws of the
United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filing.

You may contact Jonathan Wiggins at (202) 551-3694 or me at (202) 551-3486 if you have questions regarding comments on the financial statements and related matters. Please contact Duc Dang at (202) 551-3386 with any other questions.

Sincerely,

Daniel L. Gordon
Branch Chief